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                                                                   EXHIBIT 99.1

                  IRREVOCABLE CONVERSION NOTICE AND AGREEMENT


To:      Pioneer Drilling Company ("Pioneer")
         9310 Broadway, Building I
         San Antonio, Texas 78217

         The undersigned registered holder of an original aggregate principal amount of $27,000,000 of Pioneer's 6.75% Convertible Subordinated Debentures due July 3, 2007, (the "Debentures"), hereby exercises its option to convert the Debentures into 6,264,501 shares of common stock of Pioneer in accordance with the terms of the Debenture Agreement by and between WEDGE Energy Services, L.L.C. ("WEDGE") and Pioneer dated as of July 3, 2002, as amended (the "Debenture Agreement"), effective immediately prior to the closing of the Offering (defined below) and subject to the provisions of the last two paragraphs hereof, and directs that the shares issuable and deliverable upon such conversion, together with any check for cash deliverable upon such conversion, be issued and delivered to WEDGE at the following address:

                         WEDGE Energy Services, L.L.C.
                           1415 Louisiana, Suite 3000
                              Houston, Texas 77002

         This notice shall be deemed to be an irrevocable exercise of the option to convert the Debentures immediately prior to the closing of the Offering (the "Effective Time"); provided that, this notice shall become revocable upon written notice to Pioneer if the closing of the Offering has not occurred prior to December 31, 2004. WEDGE covenants and agrees to deliver the Debentures to Pioneer within 5 days of the date of this notice. Pioneer covenants and agrees that after such time as Pioneer has received the Debentures and until the earlier of (i) the Effective Time or (ii) such time as WEDGE is entitled to revoke and does revoke this notice pursuant to the first sentence of this paragraph, Pioneer shall hold the Debentures in escrow, after which, in the case of a revocation, Pioneer shall return the Debentures to WEDGE upon WEDGE's written request. Unless notice has been earlier revoked pursuant to the first sentence of this paragraph, at the Effective Time, the Debentures will be converted into 6,264,501 shares of Pioneer common stock.

         For purposes of this notice, the term "Offering" shall mean the offering which is contemplated to be made by Pioneer and certain selling shareholders, including WEDGE, pursuant to a registration statement on Form S-1 with the U.S. Securities and Exchange Commission to be initially filed in the quarter ending September 30, 2004 and pursuant to which Pioneer is proposing to offer up to 4,600,000 shares of its common stock in a public offering and certain selling shareholders, including WEDGE, are also proposing to offer up to 5,269,320 shares of Pioneer's common stock which they hold. This notice shall not affect Pioneer's right to redeem the Debentures in accordance with the terms of the Debenture Agreement and the parties hereto agree that, notwithstanding any provision in the Debenture Agreement to the contrary regarding the effective date of the conversion, this notice shall constitute a
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valid exercise of WEDGE's conversion rights under the Debenture Agreement effective as of the Effective Time.

July __, 2004
                                               WEDGE Energy Services, L.L.C.


                                               By:
                                               Title:




Accepted and Agreed to July __, 2004:



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Wm. Stacy Locke
President and Chief Executive Officer Pioneer
Drilling Company